Filed Pursuant to Rule 433

Registration Statement No. 333-207931

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated November 14, 2016 and Prospectus dated November 9, 2016)

November 15, 2016

US$1,500,000,000 4.322% Subordinated Notes due 2031

Subject, upon the occurrence of a Non-Viability Trigger Event, to Conversion or possible Write-off,

as more fully described in the Prospectus dated November 9, 2016

US$1,500,000,000 4.322% Subordinated Notes due 2031 (the “notes”)

Issuer:	Westpac Banking Corporation

Principal Amount:	US$1,500,000,000

Expected Instrument Ratings*:	A3 / BBB+ / A+ (Moody’s / S&P/ Fitch)

Legal Format:	SEC Registered Global Notes

Trade Date:	November 15, 2016

Issue Date:	November 23, 2016 (T+6)

Since trades in the secondary market generally settle in three Business Days, purchasers who wish to trade notes on the date hereof or the next two succeeding Business Days will be required, by virtue of the fact that the notes initially settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	November 23, 2031

Reset Date:	The Interest Payment Date on November 23, 2026, subject to the Business Day Convention

Interest Rate:	4.322% per annum from and including Issue Date to but excluding the Reset Date

Reset Interest Rate:

If all of the notes have not been redeemed, purchased and cancelled, Written-Off or Converted by the Issuer by the Reset Date, the interest, payable semi-annually in arrears for the period from, and including, the Reset Date to but excluding the Maturity Date shall be reset to a fixed rate per annum equal to:

•             the prevailing 5-Year USD Mid-Swap Rate (“5-Year Mid-Swap Rate”) which is calculated by a calculation agent as the mid-point of the ask and bid swap rate appearing on the Relevant Screen Page, as determined at 11:00 a.m. New York time on the Reset Determination Date; plus

•        the Spread.

If such swap rates do not appear on the Relevant Screen Page, the 5-Year Mid-Swap Rate shall instead be determined by a calculation agent (after consultation with the Issuer) on the basis of (i) the mid-point of the ask and bid swap rate quotations provided by the principal office of each of four major banks in the U.S. dollar swap market of the rates at which swaps in U.S. dollars are offered by it at or about 11:00 a.m. New York time on the Reset Determination Date to participants in the U.S. dollar swap market for a five year period and (ii) the arithmetic mean of the mid-points. The Bank of New York Mellon will initially act as calculation agent.

“Relevant Screen Page” means Bloomberg page “ISDAFIX1” (or such other page as may replace such page on that service).

“Reset Business Day” means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in Sydney, Australia, New York, New York and London, United Kingdom.

“Reset Determination Date” means the second Reset Business Day immediately preceding the Reset Date.

“Spread” means 2.236 per cent per annum, being the difference between the Re-offer Yield on the Trade Date and the Benchmark 10-Year Mid-Swap Rate at the time of pricing on the Trade Date.

Re-offer Price:	100.000%

Benchmark Treasury:	UST 2.000% due November 15, 2026

Benchmark Treasury Price and Yield:	98-00+ / 2.222%

Re-offer Spread to Benchmark Treasury:	+ 210 basis points

Re-offer Yield:	4.322%

Benchmark 10-Year Mid-Swap Rate:	2.086%

Spread:	+ 223.6 basis points

Fees:	45 basis points

All-in Price:	99.550%

Interest Payment Dates:

Payable semi-annually in arrears on May 23 and November 23 of each year, commencing May 23, 2017, subject to the Business Day Convention and certain solvency conditions described in the Preliminary Prospectus Supplement, dated November 14, 2016 (the “Preliminary Prospectus Supplement”).

Day Count Convention:	30/360, unadjusted

Net Proceeds:	US$1,493,250,000

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close

Business Day Convention:

Any payment of principal or interest required to be made on an Interest Payment Date that is not a Business Day, or redemption to be made on the Reset Date if the Reset Date is not a Business Day, will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date, including the Reset Date, to the date of payment or redemption on the next succeeding Business Day

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

Ranking and Status of the Subordinated Notes

The notes will be the Issuer’s direct, unsecured and subordinated obligations. In the event of a Winding-Up of Westpac, to the extent the notes have not previously been Converted or Written-off, the notes would:

(i) be subordinate to, and rank junior in right of payment to, the obligations of Westpac to Senior Creditors, and certain debts required to be preferred by law, and all such obligations to Senior Creditors and debts required to be preferred by law shall be entitled to be paid in full before any payment shall be paid on account of any sums payable in respect of the notes,

(ii) rank equally with other unsecured obligations of Westpac to the holders of Subordinated Debt Securities that have not been Converted or Written-off (or that have been partially Converted or Written-off), and the obligations of Westpac to holders of Equal Ranking Instruments and

(iii) rank prior to, and senior in right of payment to the obligations of Westpac to holders of Ordinary Shares, and other Junior Ranking Capital Instruments.

For a description of debts preferred by law, see “Description of the Debt Securities— Description of the Subordinated Debt Securities—Ranking” in the Prospectus dated November 9, 2016 (the “Prospectus”).

However, it is unlikely a Winding-Up of Westpac will occur without a Non-Viability Trigger Event having occurred first and the notes being Converted or Written-off.  In that event:

•                  if the notes have Converted into Ordinary Shares, holders will rank equally with existing holders of Ordinary Shares; and

•                  if the notes are Written-off, all rights in relation to the notes will be terminated, and holders will not have their Outstanding Principal Amount repaid or receive any outstanding interest or accrued interest, or have the right to have the notes Converted into Ordinary Shares. In such an event, a holder’s investment in the notes will lose all of its value and such holder will not receive any compensation.

Optional Redemption:

Subject to certain limitations, the Issuer may redeem all, but not less than all, of the notes on the Reset Date, as described in the prospectus under the heading “Description of the Debt Securities—Description of the Subordinated Debt Securities—General”. Redemption is subject to APRA’s prior written approval (which may or may not be given).

If the Issuer redeems the notes in these circumstances, the redemption price of each note redeemed will be equal to 100% of the Outstanding Principal Amount of such note, plus accrued and unpaid interest on such note to but excluding the date of redemption.

Redemption for Specified Australian Taxation or Regulation Events:

The Issuer may redeem all, but not less than all, of the notes if specified events occur involving Australian taxation or regulation as described in the Preliminary Prospectus Supplement and the Prospectus, at a redemption price equal to the Outstanding Principal Amount, plus accrued and unpaid interest on such note to but excluding the date of redemption. Redemption is subject to APRA’s prior written approval (which may or may not be given).

Solvency Condition:

All of the Issuer’s obligations to make payments in respect of the notes are subject to its being Solvent. If the Issuer is not Solvent, no payment will be made in respect of the notes. The Issuer’s failure to pay in such circumstances will not be an event of default and any unpaid Outstanding Principal Amount will accrue interest and interest not paid will accumulate with compounding until it is paid and will be payable on the first Business Day on which the Issuer is Solvent.

Conversion Upon the Occurrence of a Non-Viability Trigger Event:

Upon the occurrence of a Non-Viability Trigger Event, the Issuer must Convert all or some notes (or a percentage of the Outstanding Principal Amount) of each note. On the Non-Viability Trigger Event Date, the Issuer will allot and issue to each holder of notes the Conversion Number of Ordinary Shares for each note (subject always to the Conversion Number being no greater than the Maximum Conversion Number).

Conversion Number means:

Conversion Number for each note =

Outstanding Principal Amount of the Subordinated Debt Security (translated into Australian Dollars in accordance with paragraph (b) of the definition of Outstanding Principal Amount where the calculation date shall be the Non-Viability Trigger Event Date)

P x VWAP

where:

Outstanding Principal Amount has the meaning given to it in Section 4 under “Description of the Debt Securities—Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Debt Securities—Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

P means 0.99

VWAP means the VWAP during the VWAP Period, as adjusted in accordance with Section 3 under “Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

Maximum Conversion Number means a number calculated according to the following formula:
Maximum Conversion Number	=

Outstanding Principal Amount of the Subordinated Debt Security (translated into Australian Dollars in accordance with paragraph (b) of the definition of Outstanding Principal Amount where the Calculation Date shall be the ASX Business Day prior to the Issue Date of the notes)

0.20 x Issue Date VWAP

where:

Outstanding Principal Amount has the meaning given to it in Section 4 under “Description of the Debt Securities—Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Debt Securities—Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

Issue Date VWAP means the VWAP during the period of 20 ASX Business Days on which trading in Ordinary Shares took place immediately preceding but not including the Issue Date, as adjusted in accordance with Section 3 under “Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

If any notes are Converted following a Non-Viability Trigger Event, it is likely that the Maximum Conversion Number will apply and limit the number of Ordinary Shares to be issued. In this case, the value of the Ordinary Shares received is likely to be significantly less than Outstanding Principal Amount of those notes.  The Australian dollar may depreciate in value against the U.S. dollar by the time of Conversion.  In that case, the Maximum Conversion Number is more likely to apply.

If Conversion of the notes (or a percentage of the Outstanding Principal Amount of the notes) does not occur for any reason within five ASX Business Days after the Non-Viability Trigger Event Date, the notes (or a percentage of the Outstanding Principal Amount of the notes to be Converted) will be Written-off and the holders’ rights in relation to the notes (including with respect to payments of interest or accrued interest, and the repayment of Outstanding Principal Amount and, upon Conversion, the receipt of Ordinary Shares issued in respect of such notes) will be immediately and irrevocably written-off and terminated with effect on and from the Non-Viability Trigger Event Date, as described in Section 2.3 under “Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

Depending on your circumstances, you may receive Ordinary Shares or the proceeds from the sale thereof.  See Section 3.10 under “Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

Governing Law:

The subordinated indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York, except that the Non-Viability Trigger Event, Write-off, Conversion provisions and subordination provisions will be governed by, and construed in accordance with, the laws of the State of New South Wales, Commonwealth of Australia

CUSIP:	961214DF7

ISIN:	US961214DF70

Joint Book-Running Managers:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC

Defined Terms:	Capitalized terms not defined in this term sheet have the meaning given in the Prospectus.

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated November 14, 2016 and Prospectus dated November 9, 2016)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; J.P. Morgan Securities LLC collect at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.